Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741
July 23, 2025

Brian Szilagyi
Kim McManus
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 033-12213 and 811-05037

Dear Mr. Szilagyi and Kim McManus:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 2, 2025 (accounting) and July 21, 2025 (disclosure), regarding the Trust’s Form N-14 filed June 24, 2025 (SEC Accession No. 0000894189-25-004658) (the “Registration Statement”). The Staff’s comments and the Trust’s responses thereto, are set forth below. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:
Accounting Comments:

Comment 1.Summary of Key Information – Fees and Expenses lead-in paragraph: Revise the fourth sentence to read as follows: “The fees and expenses in the tables appearing below are based on the expenses of the Target Fund for the semi-fiscal period ended January 31, 2025, and the pro forma expenses of the Akre Focus ETF (the “Acquiring Fund”) after giving effect to the Reorganization.”

Response:    The Trust responds by revising the referenced disclosure as requested. See Comment 3 below for further clarification.
Comment 2.Summary of Fund Fees and Expenses: Strike the name of the Fund which appears immediately after the Summary of Fund Fees and Expenses heading.
Response:    The Trust has deleted the name of the Fund which appears immediately after the heading.
Comment 3.Summary of Fund Fees and Expenses: For the Target Fund, confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response:    The Trust confirms that the fees represented in the above-referenced table are those of the most recent semi-fiscal period ended January 31, 2025. The Trust has added the word “current” to the disclosure to clarify that as follows:
“The fees and expenses in the tables appearing below are current based on the expenses of the Target Fund for the semi-fiscal period ended January 31, 2025, and the pro forma expenses of the Akre Focus ETF (the “Acquiring Fund”) after giving effect to the Reorganization.”

Comment 4.Under the Capitalization section: In the lead-in paragraph to the table, please clearly explain the assumptions used to determine the ETF’s shares outstanding and NAV figures. In addition, provide in the table the share adjustments which depict the issuance of shares to each class of the Target Fund’s shares outstanding as well as the net amount after taking into consideration the adjustment.
Response:    The Trust responds by revising the referenced disclosure as shown below:

The following table sets forth the capitalization of the Funds and on a pro forma basis the successor Acquiring Fund, as of June 10, 2025, if the Reorganization were to have closed on June 10, 2025. The table does not show the actual combined aggregate for the number of shares the combined Funds being issued in connection with the Reorganization, as this will depend on the NAV and the number of shares outstanding of the Target Fund at the effective time of the Reorganization.
The Fund will determine the ETF shares outstanding and NAV figures by converting Retail Class shares and Supra Institutional Class shares to Institutional Class shares, retaining the Institutional Class’s NAV per share and recalculating shares outstanding in order to retain the value of the net assets in the converted Retail Class shares and Supra Institutional Class shares. Institutional Class shares will then convert to ETF shares with a 1:1 conversion ratio after fractional shares have been liquidated, retaining the NAV per share of the converted Institutional Class shares.

	Net Assets	Shares Outstanding	Net Asset Value Per Share
Akre Focus Fund
Retail Class	$4,184,279,614	60,105,780	$69.62
Institutional Class	$6,913,117,168	94,790,399	$72.93
Supra Institutional Class	$1,223,877,690	16,615,410	$73.66
Total	$12,321,274,472
Adjustments	$0	(2,565,735)	$2.59
Akre Focus ETF (Pro Forma)	$12,321,274,472	168,945,854	$72.93

Comment 5.Financial Highlights Summary: The reference to Appendix C should be Appendix B.
Response:    The Trust revises the title to reflect that it is Appendix B.
Comment 6.Appendix B Financial Highlights: Include the hyperlink to the semi-annual report filed on Form N-CSR for the semi-fiscal period ended January 31, 2025.
Response:    The Trust confirms that the hyperlink has been added.
Comment 7.Appendix B Financial Highlights: Ensure that the hyperlink included for Form N-CSR points to the correct filing.
Response:    The Trust confirms that the hyperlink directs to the correct filing.
Comment 8.Appendix B Financial Highlights (Retail Class): For the January 31, 2025 column, in the Net asset value, end of year row, please complete the missing data point. (Note that the cell is blank.)
Response:    The Trust confirms that the missing data point has been updated to reflect the amount of $68.61.

Comment 9.SAI - General Information paragraph: Please disclose the specific class of shares of the Target Fund that will be the accounting and performance survivor. (See IM DCFO 2001-07).
Response:    The Trust has added the following sentence to the referenced disclosure:
“The Target Fund will have collapsed all share classes into the Institutional Class prior to the Reorganization, and as such, the Institutional Class will be the accounting and performance survivor.”

Disclosure Comments
Comment 10.Please file an amended Form N-14 so that each class of the Target Fund is included in the EDGAR submission.
Response:    The Trust confirms that it has filed an amended Form N-14 on July 16, 2025, which reflects each of the Target Fund’s share classes in the EDGAR submission as requested.
Comment 11.Please tell us what plans, if any, the Trust has to amend the Acquiring Fund’s current prospectus and SAI to clarify that the Target Fund is a predecessor fund and also includes the Target Fund’s relevant performance and financial disclosure.
Response:    The Trust intends to file an amendment to its registration statement pursuant to Rule 485(a) for the Acquiring Fund that will clearly identify the Reorganization, resulting in the Institutional Class of the Target Fund being the surviving class, and predecessor to the Acquiring Fund, as well as including the relevant performance disclosures for the Institutional Class of the Acquiring Fund.
Comment 12.Letter to Shareholders: Please expand the answer to the question “Do You Hold Shares Directly with the Mutual Fund’s transfer agent, U.S. Bank Global Fund Services?” to briefly state that any such liquidation may trigger consequences for shareholders.
Response:    The Trust responds by revising the referenced disclosure as shown below:
“If you hold your Mutual Fund shares through a direct IRA with U.S. Bank as Custodian, you need to take action to transfer your shares to a brokerage account that can accept ETF shares. If you do not make this change before the anticipated cutoff date of October 20, 2025, your investment will be liquidated on or about October 23, 2025 and you will receive cash equal in value to the net asset value of your Mutual Fund shares. Failure to take action will result in a redemption which is expected to be a taxable transaction to shareholders in taxable accounts.”
Comment 13.Question & Answer #5: Please revise the last sentence of the first paragraph to clarify that failure to take action will result in a redemption which is expected to be a taxable transaction to shareholders in a taxable accounts.
Response:    The Trust confirms that it has amended the referenced language to reflect the above-referenced clarification.
Comment 14.Question & Answer #5: Under the paragraph entitled “Non-Accommodating Retirement Account,” please add disclosure explaining whether any distribution from a non-accommodating retirement account will be subject to tax penalties if a minimum age is not met.
Response:    The Trust responds by revising the referenced paragraph as shown below:

“If you hold your Mutual Fund shares in an IRA or group retirement plan where the plan sponsor does not have the ability to hold ETF shares, you may need to redeem your shares or, if applicable, your financial intermediary may transfer your investment in the Mutual Fund to a different investment option prior to the Reorganization. If either such change is not made before the anticipated cutoff date of October 20, 2025, you will not receive shares of the ETF as part of the Reorganization. Instead, your investment will be liquidated on or about October 20, 2025, and you will receive cash equal in value to the net asset value of your Mutual Fund shares less any federal and/or state taxes and/or penalties that may apply. Your share liquidation and corresponding distribution will be an age-based distribution with federal withholding on the liquidation date. Liquidations from IRAs prior to age 59-1/2 are considered early distributions and may be subject to a 10% early distribution penalty per the 2024 IRS Publication 590-B. Please consult with your broker to learn if you will be subject to this penalty. Please also note that state withholding may also apply. Checks will be mailed to your address of record. You may have a limited time, typically 60 days, to reinvest the proceeds to avoid tax consequences. If proceeds are not reinvested within the appropriate timeframe, you may be subject to additional tax consequences if a minimum age to receive distributions is not met.”

In addition, we have amended the N-14 for consistency throughout.
Comment 15.Question & Answer #5: Under the paragraph entitled “Direct Accounts,” please revise the disclosure to state that any unclaimed ETF shares will be liquidated after one year, if true. If the correct disclosure is that they may be liquidated, then ensure the disclosure is consistent throughout the Registration Statement.
Response:    The Trust confirms that the intent of the Fund is to leave any unredeemed shares as “zombie” shares, and that they may extend the time to redeem or transfer the unclaimed shares beyond a one-year period. Accordingly, the Trust has reviewed the entire Registration Statement to ensure the language is consistent throughout.
Comment 16.Fees and Expenses: Please add disclosure clarifying whether the Target Fund’s expenses may be recaptured by the Adviser after the merger. If the Adviser’s right to recapture expenses paid is available after the merger, explain how it will work given the various classes at the Target Fund but not the Acquiring Fund.
Response:    The Trust responds that the Adviser will not have the right to recapture any expenses after the reorganization that have been paid into the Target Fund prior to the reorganization. Accordingly, the disclosure has been revised as follows:
“The tables also show the pro forma expenses of the ETF after giving effect to the Reorganization. Pro forma numbers are estimated in good faith and are hypothetical. Actual expenses may vary significantly. None of the fees of the Target Fund may be recaptured after the Reorganization.”
Comment 17.Fees and Expenses: Please delete reference to the Target Fund’s fees and expenses in footnote 2 as the Target Fund will dissolve upon completion of the ETF conversion.
Response:    The Trust confirms that this reference has been deleted.
Comment 18.Comparison of Investment Objective, Strategies, Risks and Restrictions: Please consider highlighting changes in bold faced type if possible or otherwise revise to include a narrative discussion of differences in the investment strategies of the acquired and the acquiring fund.
Response:    The Trust confirms that it has highlighted the one difference between the Target Fund and Acquiring Fund in bold faced type. The only difference is that the Target Fund’s Investment Strategy included the following statement: “As of July 31, 2024, 46.9% of the Fund’s net assets were invested in securities of issuers within the financial services sector.”
Comment 19.Board Considerations: Under the paragraph entitled “Other Alternatives,” if the only alternative considered was for the Board to take no action, then revise the disclosure so that it is referencing a single alternative. Alternatively, please describe any other alternatives considered.
Response:    The Trust revised the paragraph to refer to a single alternative.

Comment 20.Quorum Requirement: Revise the fourth paragraph to disclose that if shareholders do not instruct their broker how they wish their shares to be voted, their shares will not be present at the meeting for quorum, voting, or any other purpose. Please also disclose that you will regard any proxies delivered to you by brokers purporting to contain "broker non-votes" or that reference "uninstructed shares" with respect to any position as invalidly delivered with respect to those positions and accordingly you will not consider the effective shares as present at the meeting for quorum or any purpose.
Response:    The Trust responds by revising the referenced disclosure as shown below:
“Abstentions ~~and broker non-votes~~ will be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions ~~and broker non-votes~~ will have the same effect as a vote “AGAINST” a Proposal because an absolute percentage of affirmative votes is required to approve a Proposal. If you do not instruct your broker with how you wish your share to be voted, your share will not be considered as present for the meeting, quorum, voting, or any other purpose. Any proxies delivered by brokers purporting to contain broker non-votes or that reference “uninstructed shares” with respect to any position, will be considered invalidly delivered with respect to those positions and accordingly, will not be considered present for the meeting, quorum, or any other purpose.”
Comment 21.SAI page B-1: Please revise the disclosure to refer to a single Fund.
Response:    The Trust has implemented the requested change.
Comment 22.SAI page 3: Please hyperlink to supplement filed June 18, 2025.
Response:    The Trust has implemented the requested change.
Comment 23.Proxy Card Exhibit: Please bold the statement indicating the Proxy is solicited on behalf of the Board of Trustees.
Response:    The Trust has implemented the requested change.

*	*	*
If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards
Vice President and Secretary
Professionally Managed Portfolios